UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-09531

Telefónica, S.A.

NEW YORK STOCK EXCHANGE LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Distrito Telefónica,

Ronda de la Comunicación s/n,

28050 Madrid, Spain

+34 91-482 87 00

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing one Ordinary

Share; and Ordinary Shares, nominal value 1.00 euro per share

(not for trading, but only in connection with the registration of

American Depositary Shares representing such Ordinary

Shares)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica, S.A. (Issuer) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date	Name	Title
January 8, 2026	/s/ Consuelo Barbé Capdevila	Director of Securities Market and Corporate Governance of Telefónica, S.A.

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.